Exhibit 99.1

Farmmi Receives NASDAQ Notification Regarding

Minimum Bid Requirements

LISHUI, China, June 4, 2021 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced that on June 3, 2021, it received a letter from The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company's ordinary shares was below $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company's ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “FAMI”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until November 30, 2021 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with the minimum bid price requirement within 180 calendar days, the Company may be eligible for additional time.

In the event the Company does not regain compliance with the minimum bid price requirement by November 30, 2021, the Company may be eligible for an additional 180 calendar day grace period.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is a leading agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com